SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                            Report of Foreign Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of

                       the Securities Exchange Act of 1934


For the month of December, 2001


                              ABN AMRO HOLDING N.V.

                               ABN AMRO BANK N.V.
                 (Translation of registrant's name into English)

            Gustav Mahlerlaan 10, 1082 PP Amsterdam, The Netherlands
                    (Address of principal executive offices)

        [Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

                              Form 20-F  X       Form 40-F
                                       -----                -----

          [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

                                    Yes         No   X
                                        ----       -----

          Schedule of Information Contained in this Report:

          1. The English language press release of ABN AMRO Holding N.V. announcing the third quarter 2001 results, dated November 12, 2001.

The Information contained in this Report is incorporated by reference into Registration Statement No. 333-49198.

                               SIGNATURES

          Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                   ABN AMRO Holding N.V.


Date: December 4, 2001             By:  /s/ R.W.J. Groenink
                                      ------------------------------------
                                      Name:   R.W.J. Groenink
                                      Title:  Chairman of the Managing
                                              Board


                                   By:  /s/ T. de Swaan
                                      ------------------------------------
                                      Name:   T. de Swaan
                                      Title:  Member of the Managing
                                              Board



                                   ABN AMRO Bank N.V.


Date: December 4, 2001             By:  /s/ R.W.J. Groenink
                                      ------------------------------------
                                      Name:   R.W.J. Groenink
                                      Title:  Chairman of the Managing
                                              Board


                                   By:  /s/ T. de Swaan
                                      ------------------------------------
                                      Name:   T. de Swaan
                                      Title:  Member of the Managing
                                              Board

PRESS RELEASE

                                                   Amsterdam, 12 November 2001

ABN AMRO reports third quarter 2001 results:
Operating result holds up well, net profit impacted by higher provisioning and taxes

o    Operating result down 5.3% compared to the second quarter
o    Provisions up 21.7% to EUR 308 mln, tax charge rises to 38%
o Net profit down 29.1% from the second quarter to EUR 476 mln (excluding sale of EAB)
o Stable efficiency ratio at 73.9% in the third quarter (73.8% in the second quarter)

Net profit for the quarter ended 30 September 2001 was significantly lower (29.1%) at EUR 476 mln compared to the second quarter of 2001 - excluding the profit on the sale of European American Bank (EAB). Operating result, however, fell by only 5.3%, reflecting the impact of higher provisioning and a higher tax burden on net profit.

Quarter on quarter revenues decreased 4.6% while operating expenses fell by 4.4% to EUR 3,456 mln. Consequently, the efficiency ratio has remained virtually unchanged at 73.9%. It is to be noted that operating performance - both on the revenue and the expense side - was impacted by the exclusion of EAB and currency translation effects. Excluding these, revenues increased 1.5%, expenses increased 1.3% and operating result increased 2.3%.

Provisioning increased 21.7% to EUR 308 mln, driven largely by specific items in the Wholesale Clients SBU (WCS) portfolio and the absence of any significant write-backs in the third quarter. The substantial increase in the effective tax rate is almost entirely due to the absence of any meaningful exit revenues from Private Equity and the lack of deductibility of write-downs in Private Equity and losses in several tax jurisdictions in Asia. Risk-weighted assets (RWA) decreased by EUR 11.9 bn (4.2%) to EUR 274.2 bn. Adjusted for divestitures and currency translation effects, RWA declined by EUR 1.8 bn.




Key figures group results third quarter 2001
------------------------------------------------------------------------------------------------------------------------
(in millions of euros and %)                               2001             % change       nine months        % change
                                                 -----------------------------------------------------------------------
                                                     Q3           Q2           Q3 01/       2001       2000    9 months
                                                                                Q2 01                            01/ 00
                                                 -----------------------------------------------------------------------
Operating result                                      1,218         1,286      (5.3)       3,784      4,105       (7.8)
Provisions / FAR                                        308           253       21.7         828        473        75.1
Operating profit before taxes                           858         1,039     (17.4)       2,898      3,710      (21.9)
Extraordinary results                                                 962                    962
Net profit                                              476         1,633     (70.9)       2,792      2,421        15.3
Net profit excl. sale EAB                               476           671     (29.1)       1,830      2,421      (24.4)
Earnings per share (in euros)                          0.30          0.44     (31.8)        1.19       1.60      (25.6)
Efficiency ratio                                      73.9%         73.8%                  73.2%      70.2%



                                                   30 Sep 01   30 June 01  % change     30 Sep 01  31 Dec 00 % change
(in billions of euros and %)
Total assets                                          597.7         614.6      (2.7)       597.7      543.2        10.0
Group capital                                          32.7          34.7      (5.6)        32.7       32.5         0.5
Total risk-weighted assets                            274.2         286.1      (4.2)       274.2      263.9         3.9

BIS capital ratio                                    10.10%        10.19%                 10.10%     10.39%
BIS tier 1 ratio                                      6.47%         6.55%                  6.47%      7.20%
------------------------------------------------------------------------------------------------------------------------



Chairman's statement

"Weak market conditions seen in the first and second quarter have continued and hardened in the third quarter, crystallised to a large extent by the tragic events in the United States. These events had a substantial impact on the global economic outlook, actual market conditions and consumer confidence. We expect current market conditions to continue for the remainder of the year and, indeed, into the new year."

"An undesirable aspect of the current economic and market conditions is the level of provisioning. Provisioning has increased this quarter again. However, the overall level of provisioning is well within sustainable levels, both in terms of our capacity and through the cycle range. The overall quality of our assets, as such the credit quality, remains solid. We believe very strongly that this is a function of one of our time-tested core strengths - risk management."

"In terms of the restructuring programme announced last year, the two central planks of the structural cost reduction programme - BU Netherlands and WCS - are on track. Over and above these structural cost reduction initiatives, we have undertaken a whole range of measures in response to the cyclical downturn to bring costs down further in some of the more volatile market-related product lines."

ABN AMRO GROUP



--------------------------------------------------------------------------------------------------------------
(in millions of euros and %)                    2001            % change        nine months        % change
                                       -----------------------------------------------------------------------
                                           Q3          Q2           Q3 01/       2001        2000    9 months
                                                                     Q2 01                             01/ 00
                                       -----------------------------------------------------------------------
Net interest revenue                        2,539       2,660       (4.5)       7,461       6,882         8.4
Revenue from participations                    81         148      (45.3)         350         393      (10.9)
Net commissions                             1,268       1,349       (6.0)       3,908       4,431      (11.8)
Results from financial transactions           340         364       (6.6)       1,246       1,311       (5.0)
Other revenue                                 446         380        17.4       1,143         780        46.5
                                       ----------- -----------             ----------- -----------
Total revenue                               4,674       4,901       (4.6)      14,108      13,797         2.3
Operating expenses                          3,456       3,615       (4.4)      10,324       9,692         6.5
                                       ----------- -----------             ----------- -----------
Operating result                            1,218       1,286       (5.3)       3,784       4,105       (7.8)
                                       =========== ===========             =========== ===========

Efficiency ratio                            73.9%       73.8%                   73.2%       70.2%
--------------------------------------------------------------------------------------------------------------


The overall performance of the group in the third quarter is a reflection of difficult markets conditions compounded by the lower level of activities in the summer months. Weak market conditions seen in the first and second quarter have further deteriorated in the third quarter, compounded by the tragic events in the United States.

Total revenues fell to EUR 4,674 mln, a 4.6% decline compared to the second quarter. The decline in revenues was not just limited to the more volatile income stream of WCS but it extended to other market related revenues in Private Clients & Asset Management (PCAM). The defensive mix of our businesses - driven largely by the relatively stable income component of flow products and interest income based products - stabilised the overall revenues and helped to provide a floor to the revenue stream. Underpinning this strong performance has been the robust performance of Consumer & Commercial Clients (C&CC) and the BU Global Financial Markets within WCS.

The development of expenses in the third quarter reflects a positive and desirable trend. Operating expenses declined by 4.4% to EUR 3,456 mln, in line with the fall of revenues. Consequently, the efficiency ratio has remained virtually unchanged at 73.9%. The fall in expenses varied across the different SBUs; 6.7% in C&CC, 3.4% in WCS and remained flat in PCAM. Cost reductions associated with the restructuring are on track; to date, total charges against restructuring provision are EUR 340 mln, of which EUR 61 mln by C&CC, EUR 268 mln by WCS and EUR 11 mln by PCAM. In addition to the structural reduction in costs, additional measures have been undertaken to reduce costs in response to the cyclical downturn in the industry. The objective of the exercise is to bring our cost infrastructure in line with revenues. The closure of the domestic equity operations in Japan is a case in point.

It is to be noted that operating performance - both on the revenue and the expense side - was impacted by the exclusion of EAB and currency translation effects mainly driven by the Brazilian real and the US dollar. Excluding these, revenues increased 1.5%, expenses increased 1.3% and operating result increased 2.3%.

The level of provisioning increased in the third quarter by 21.7% to EUR 308 mln. The increase is primarily due to specific items in the WCS portfolio and the absence of any significant write-backs in the third quarter. It is to be noted that the mark-down in the Private Equity portfolio of EUR 55 mln is not included in provisioning but runs through the revenue line.

The overall tax burden increased by a full 10 percentage points to 38% in the third quarter. The increase in the effective tax rate is almost entirely due to the absence of any meaningful exit revenues from Private Equity and the lack of deductibility of write-downs in Private Equity and losses in several tax jurisdictions in Asia. Risk-weighted assets (RWA) for the quarter decreased by EUR 11.9 bn (4.2%) to EUR 274.2 bn. The Tier I ratio stood at 6.47% and the total capital ratio stood at 10.10% as at 30 September 2001. The nominal decrease in the Tier I ratio in the third quarter is due to the substantial devaluation of the Brazilian real during the third quarter.

THE CONSUMER & COMMERCIAL CLIENTS SBU



--------------------------------------------------------------------------------------------------------------
(in millions of euros and %)                    2001            % change        nine months        % change
                                       -----------------------------------------------------------------------
                                           Q3          Q2           Q3 01/       2001        2000    9 months
                                                                     Q2 01                             01/ 00
                                       -----------------------------------------------------------------------
Net interest revenue                        1,677       1,810       (7.3)       5,116       5,129       (0.3)
Net commissions                               463         492       (5.9)       1,405       1,473       (4.6)
Results from financial transactions            62          27       129.6         145         227      (36.1)
Other revenue                                 332         353       (5.9)         995         599        66.1
                                       ----------- -----------             ----------- -----------
Total revenue                               2,534       2,682       (5.5)       7,661       7,428         3.1
Operating expenses                          1,739       1,864       (6.7)       5,201       5,086         2.3
                                       ----------- -----------             ----------- -----------
Operating result                              795         818       (2.8)       2,460       2,342         5.0
Provision for loan losses / FAR               200         220       (9.1)         596         245       143.3
Value adj. to financial fixed assets            4                                   4
                                       ----------- -----------             ----------- -----------
Operating profit before taxes                 591         598       (1.2)       1,860       2,097      (11.3)
Taxes                                         135         167      (19.2)         441         601      (26.6)
                                       ----------- -----------             ----------- -----------
Profit after taxes                            456         431         5.8       1,419       1,496       (5.1)
Minority interests                             17          31      (45.2)          80         133      (39.8)
                                       ----------- -----------             ----------- -----------
Net profit                                    439         400         9.8       1,339       1,363       (1.8)
                                       =========== ===========             =========== ===========

Efficiency ratio                            68.6%       69.5%                   67.9%       68.5%


                                         30 Sep 01  30 June 01 % change

Staff (fte)                                74,621      76,317       (2.2)
(in billions of euros)
Total assets                                229.8       234.0       (1.8)
Risk weighted assets                        158.9       166.4       (4.5)
-------------------------------------------------------------------------------
NB. The 2000 numbers stated above are pro forma

In order to be able to make a fair assessment of the performance of Consumer & Commercial Clients (C&CC), the different line items in the third quarter are compared with the second quarter of this year, excluding the performance of European American Bank (EAB) which was sold to Citigroup.

Despite the deterioration in market conditions, the C&CC SBU showed a strong and stable performance in the third quarter. While comparing third quarter results with second quarter results excluding the contribution of EAB, total revenue for the third quarter increased 1.7% to EUR 2,534 mln, from EUR 2,492 mln in the second quarter, while expenses fell 1.1% to EUR 1,739 mln from EUR 1,759 mln in the second quarter. Consequently, the operating result improved 8.3% to EUR 795 mln, compared to EUR 734 mln in the second quarter excluding the performance of EAB. This again underlines the sustainability and growth potential of our product and service offering to our consumer and commercial clients even when market conditions are deteriorating.

Excluding EAB's contribution in the second quarter, revenues in the third quarter held up well on the back of further interest rate cuts - and the resulting further steepening of the yield curve - in the Netherlands and the United States, thereby sustaining interest income and other revenue, the latter being mainly related to our successful nation-wide mortgage servicing operations in the US. Results from financial transactions have increased substantially over the quarter (129.6%) to EUR 62 mln. This was primarily due to a high level of trading activity in September. The decline in other revenue is explained by the inclusion of the proceeds of the sale of part of ABN AMRO's Merchant Credit Card Processing business in the second quarter. Adjusted for this item, other revenue, which consists primarily of revenues related to mortgage servicing rights (MSR), has actually increased.

Expenses in the third quarter were slightly lower, after excluding EAB's performance in the second quarter. This was mainly driven by realised cost savings as part of the restructuring programme currently under way in the Netherlands and by lower cost levels in Brazil and the rest of the world. This in turn was partly offset by a higher expense level in the United States, while excluding EAB's performance in the second quarter.

Excluding the contribution of EAB from the second quarter results, loan loss provisioning increased 14.3% to EUR 200 mln in the third quarter from EUR 175 mln in the second quarter. This rise reflects a return to a more normalised level of provisioning in the Netherlands in the third quarter. The lower level of provisioning in the second quarter was the result of a release that was related to the foot and mouth disease provisioning that was taken as a precaution in the first quarter. At the same time provisioning levels in Brazil and the US stabilised.

The Netherlands (please refer to annex 4)

Revenues in the third quarter rose by 3.7% compared to the second quarter, despite the first signs of lower levels of growth in the Dutch economy. Again this quarter spreads have slightly improved. The recent interest rate cuts had a favourable impact on net interest revenue. The negative impact of mortgage refinancing activities seems to be levelling-off as a result of stabilising house prices coupled with less frequent interest rate cuts in the third quarter. Taking into account the substantially less favourable market conditions for securities transactions, net commissions showed a strong and stable performance; an increase of 3,6% in the third quarter of this year compared to the previous quarter. Part of this robust performance can also be explained by a further increase in payment service related commissions.

Expenses decreased EUR 39 mln (5.7%) to EUR 640 mln in the third quarter. The decrease in expenses can mainly be attributed to actual savings realised as part of the restructuring programme currently underway in this business unit. To date, the execution of the restructuring programme is on track. In the third quarter, the number of full time employed staff fell by 464, which was partly offset by a slight increase in temporary staff of 40 FTE. Furthermore, an additional 53 branches were closed in the course of the third quarter. In the year to date, 158 branches have been closed as part of the restructuring programme. In light of the conversion to the euro at the start of 2002, no additional branches will be closed in the fourth quarter. We expect to close another 120 branches in the course of next year.

Provisioning in the third quarter stood at EUR 34 mln thereby returning to a more normalised level. The lower level of provisioning in the second quarter was the result of a release that was related to the foot and mouth provisioning that was taken as a precaution in the first quarter. The provisioning in itself is mainly related to the SME loan book which accounts for approx. 18% of the total loan book. Year to date we have not seen any material deterioration in the mortgage portfolio which accounts for approx. 70% of the total loan portfolio in the BU Netherlands.

The restructuring programme in the Netherlands is on track. In accordance with the agreements made with the Trade Unions and the Workers Council, all staff in the business unit Netherlands was informed about the different options available to them. One of the objectives of the offer is to bring the number of staff down by 6,250 FTE. In September, 75% of the Dutch workforce of the business unit Netherlands have been given the option of voluntary leave while at the same time receive a so-called "voluntary leaver premium". Year-to-date, a reduction of 1,628 FTE has been realised - through natural attrition (960 FTE) and employees that have been contracted to leave as part of the early retirement option or the voluntary leaver premium option. This compares to the targeted reduction for the full year of 1,075 FTE.

United States (please refer to annex 4)

In order to be able to make a fair assessment of the performance in the US, the different line items in the third quarter are compared with the second quarter of this year, excluding the performance of European American Bank (EAB).

Excluding EAB's performance in the second quarter, revenues in the third quarter, at EUR 1,071 mln, were EUR 40 mln or 3.9% higher compared to the second quarter, notwithstanding the frightful incidents in September and the consequent further slowdown in the Midwest economy.

Again this quarter, our Midwestern operations in the US benefited from widening spreads that have resulted from the decline in short-term interest rates, making it very advantageous for clients to borrow money. Especially our mortgage business again reaped the benefits of the positive impact the current interest rate environment has on mortgage origination, fuelled by increased refinancing activity. The high mortgage demand has also resulted in increased fees. Although also this quarter the value of the mortgage servicing rights (MSR) has been affected by the continued decrease in interest rates and the resulting repayments related to payoffs, it was more than offset by the volume of new mortgage origination. ABN AMRO continues to capitalise on its strong name recognition and reputation as a premier mortgage provider in its markets, originating record production levels in all of its origination units.

Apart from the above, revenues were positively impacted due to higher cash management revenue and an increase in results from financial transactions due to a high level of trading activity in September. This was partly offset by lower credit card revenues as a result of the part of the Merchant Credit Card Processing business that was sold in the second quarter of this year. Moreover, the sale of part of the Merchant Credit Card Processing business also explains the decrease in other revenue as the proceeds of the sale were booked in the second quarter.

After adjusting for EAB's contribution in the second quarter of 2001, operating expenses in the third quarter rose 9.9% from EUR 537 mln in the second quarter. The increase in expenses was primarily due to additional operating expenses that have been required to support the strong volume increases in the mortgage loan processing areas. Next to this, an increase in incentive compensation has been taken into account to ensure that all of the compensation accruals reflect the achieved and projected earnings. Only six months after the acquisition, Standard Federal Bank has completed its merger with Michigan National Corporation on 9 October 2001. To date the number of branches has been decreased by 59 and approx. EUR 25 mln of cost savings will be realised before the end of 2001.

Operating result for the quarter decreased to EUR 481 mln, from EUR 495 mln in the second quarter, after adjusting for EAB's performance.

Excluding EAB's performance in the second quarter, provisioning in the US decreased slightly (4.2%) from EUR 120 mln in the second quarter to EUR 115 mln in the third quarter. Although the overall provisioning level in the United States declined during the third quarter, we have seen deterioration in the US portfolio gather pace since then. The provisioning outlook of 46 basispoints for the group takes this deterioration into account.

Minority interest decreased due to the preference share capital that was sold to Citigroup as part of the sale of EAB.

Brazil (please refer to annex 4)

In Brazil, revenues marginally decreased by 1.9% in the third quarter versus the previous quarter. Adjusting the third quarter earnings for the approx. 17% devaluation of the Brazilian real against the euro, revenues actually showed a strong increase of 14%. This robust performance was mainly driven by strong volume growth in the medium-sized corporate market and higher interest income resulting from the raise in interest rates of 75 basispoints in July. Taking into account the impact of the Argentinean crisis and the energy crisis on the already softer Brazilian economy, real- and euro denominated revenues have been relatively strong. This once again underpins the solidity and growth potential of our Brazilian franchise.

Operating expenses moved broadly in line (2.9%) with the slight decrease that was experienced in revenues, reflecting the devaluation of the real together with stringent cost control management already started in the first half of the year.

Provisioning for loan losses in the third quarter levelled of at EUR 40 mln. The economic downturn has impacted sectors in different ways. Clearly, the worst affected are those related to consumer durable goods, which depend on credit, and thus are affected most by the substantial increase in interest rates. However, due to a history of high inflation, the Brazilian loan portfolio is quite robust to inflationary swings and as a result this has only had a modest impact on overall asset quality in the region. Interestingly, some sectors, notably capital goods for the energy industry, benefited from this year's difficult environment. We are cautiously optimistic that the slowdown in economic growth, coupled with a modest deterioration in asset quality, will not affect the profitability of our Brazilian franchise to any significant extent.

Rest of the world (please refer to annex 4)

Revenues in the third quarter of 2001 were down EUR 16 mln (6.2%) compared to the second quarter, while operating expenses also decreased 10.6% compared to the previous quarter. This decline in both revenues and expenses is partly driven by the transfer of our Indonesian and Colombian operations to WCS.

This development in revenues and expenses resulted in a substantial increase (39.1%) in operating result in the third quarter. Apart from the negative impact from the Pan European Banking and Brokerage project in the second quarter, operating result in the third quarter was negatively impacted by the transfer of our Indonesian and Colombian operations to WCS. This transfer also accounted for a decrease in staff (639 FTE) and risk-weighted assets (EUR 0.2 bn). Headcount was also impacted by the sale of our operations in Morocco (410 FTE).


THE WHOLESALE CLIENTS SBU

--------------------------------------------------------------------------------------------------------------
(in millions of euros and %)                    2001            % change        nine months          % change
                                       -----------------------------------------------------------------------
                                           Q3          Q2           Q3 01/       2001        2000    9 months
                                                                     Q2 01                             01/ 00
                                       -----------------------------------------------------------------------
Net interest revenue                          629         657       (4.3)       1,728       1,192        45.0
Net commissions                               526         560       (6.1)       1,642       2,147      (23.5)
Results from financial transactions           292         366      (20.2)       1,139       1,180       (3.5)
Other revenue                                  93          51        82.4         179         299      (40.1)
                                       ----------- -----------             ----------- -----------
Total revenue                               1,540       1,634       (5.8)       4,688       4,818       (2.7)
Operating expenses                          1,357       1,405       (3.4)       4,063       3,711         9.5
                                       ----------- -----------             ----------- -----------
Operating result                              183         229      (20.1)         625       1,107      (43.5)
Provision for loan losses / FAR                90          40       125.0         222         203         9.4
Value adj. to financial fixed assets            8          11      (27.3)          27        (78)     (134.6)
                                       ----------- -----------             ----------- -----------
Operating profit before taxes                  85         178      (52.2)         376         982      (61.7)
Taxes                                         113          66        71.2         212         234       (9.4)
                                       ----------- -----------             ----------- -----------
Profit after taxes                           (28)         112     (125.0)         164         748      (78.1)
Minority interests                              1           6      (83.3)          11          12       (8.3)
                                       ----------- -----------             ----------- -----------
Net profit                                   (29)         106     (127.4)         153         736      (79.2)
                                       =========== ===========             =========== ===========

Efficiency ratio                            88.1%       86.0%                   86.7%       77.0%



                                        30 Sep 01   30 June 01   % change

Staff (fte)                                23,617      23,350         1.1
(in billions of euros)
Total assets                                312.1       318.0       (1.9)
Risk weighted assets                         96.1       100.5       (4.3)
-------------------------------------------------------------------------------
NB. The 2000 numbers stated above are pro forma

The income trend of the Wholesale Clients SBU very much resembled the first half of this year: Global Financial Markets (GFM) and other flow-related income were strong, while equities related business and corporate finance were weak. As markets are expected to remain weak for the foreseeable future, additional measures are being taken to ensure that costs increasingly reflect the revenue outlook.

Revenues were EUR 1,540 mln in the third quarter of 2001, a decline of 5.8% from the second quarter. Net interest revenue was EUR 629 mln in the third quarter, a decline of 4.3% from the second quarter, particularly as a result of lower loan volumes. Net commissions for the third quarter stood at EUR 526 mln, a decline of 6.1% from the previous quarter. Due to the continuing weakness of capital markets, equity trading and underwriting revenues declined. Results from financial transactions were down by 20.2% in the third quarter compared to the second quarter. The fall can partly be explained by the write-downs in the private equity portfolio.

Expenses were EUR 1,357 mln in the third quarter, a decline of 3.4% from the second quarter. The number of staff increased by 267 FTE in the third quarter, mainly driven by the transfer of the Colombian and Indonesian operations from C&CC to WCS (639 FTE).

WCS is continuing to critically examine all its businesses, with the aim of sharpening its focus on sectors and clients which offer the best profit potential, further improving efficiency, and minimising duplication between client and product business units. To help achieve these objectives, we will be taking further steps to refocus the US Equities business and to restructure the global Corporate Finance business. These initiatives, together with the recently announced closure of the domestic Japanese equities business, will support WCS' target of achieving, at most, zero cost growth over the second half of 2001 and over 2002.

The decrease in both revenues and expenses resulted in a decrease (20.1%) in operating result to EUR 183 mln.

The level of provisioning rose to EUR 90 mln in the third quarter, from EUR 40 mln in the second quarter. On an annualised basis, the provisioning level is at 31 basispoints year to date. As we expect current market conditions to continue for the remainder of this year and also into next year, we expect that the current level of provisioning in itself is not reflective of these market conditions.

Tax expenses increased significantly, resulting in an effective tax rate for the quarter of 133%. The high effective tax rate is almost entirely due to the absence of any meaningful exit revenues from Private Equity and the lack of deductibility of write-downs in Private Equity and losses in several tax jurisdictions in Asia. In addition, the difference between the tax savings on the restructuring charge, taken last year (35%), and the taxes paid on the utilisation of the provisioning, is included in the tax charge. Consequently the strong increase in taxes has resulted in a sharp deterioration in net profit.

Risk-weighted assets decreased by 4.3% in the third quarter compared to the second quarter. The reduction of capital is part of the strategy of WCS to maximise leverage of the credit product and facilitate cross-selling of other products. ABN AMRO is committed to reducing allocated capital to WCS by 20% by 2004.

Client Business units

In September, the Managing Board announced a number of measures in Wholesale Clients designed to streamline its organisation, reduce costs and further enhance our competitiveness. The Financial Institutions BU and Public Sector BU have been brought under one management structure in order to pursue synergies and ensure consistency in terms of cross-sell. The remaining four client group BUs are Energy, Chemicals and Pharma (ECP); Telecom, Media and Technology (TMT); Automotive, Consumer and Diversified (ACD); Financial Institutions and Public Sector (FIPS).

WCS is making a number of refinements to its client coverage model, based on last year's experience and in line with the announcements made at the interim results. These changes are designed to enhance our focus on sectors with the greatest potential, strengthen co-ordination between the client and product business units, and improve the efficiency and effectiveness with which we serve our selected clients. They involve focusing our specialist sector resources - based in a limited number of hubs worldwide - on our most significant client relationships, and reinforcing our country coverage capabilities to support our greater focus on large cap corporate clients. The measures will ensure we maintain a sound and cost effective platform on which to deliver our integrated corporate and investment banking capability to our chosen clients.

Product Business Units

The Global Financial Markets (GFM) BU continued to perform well. Higher revenues and cost discipline have resulted in a significant quarter on quarter increase in operating result. Although GFM benefited from the favourable interest rate environment and the relatively attractive cost of debt versus equities, the strong performance was also helped by better product cross-sell and greater product client alignment. As in the first half of this year, repo activities, proprietary trading and investment grade origination performed particularly well in the third quarter. Moreover, GFM was able to sell all new issues to the market. Strong client relationships and GFM's relatively large annuity component of the income stream makes GFM less sensitive to market conditions.

Loan products also continued to perform satisfactory. Revenues declined in the third quarter as a result of deliberate lower loan growth. Part of the Wholesale Clients' strategy is to reduce capital by 20% by 2004 and optimise the risk return on the loan portfolio. The Loan Products BU, which uses approx. 65% of the WCS capital, has implemented a loan-pricing tool that calculates the economic profit or loss on loan transactions. Moreover, it can be used to evaluate whether the cross-sell from a relationship is sufficient to compensate for value destruction in the loan portfolio.

GTS continued to perform well. Due to its successful response to technological innovations and its client-centric culture, GTS has a leading market position in key market segments such as cash management, trade services and custody. As GTS generates solid annuity revenues, it is less affected by economic cycles.

The performance of the Equities related businesses and Corporate Finance have been weak during the third quarter. Trading and underwriting revenues decreased further, reflecting difficult market conditions. Corporate Finance revenues fell as a result of low new issue and M&A volumes, due to a lower level of activity and continued market uncertainty. As it is unlikely that market conditions will improve significantly in the period ahead, measures are being taken to ensure that the cost base is in line with revenue expectations for both Equities related businesses and Corporate Finance. As such, management of WCS has decided to take steps to reduce the direct cost base whilst maintaining the geographical footprint of both businesses.

With respect to the Equities related businesses, measures are being taken to ensure a credible and effective presence in the United States by focusing research around key sectors and by reducing trading personnel to reflect a smaller stock footprint. This is in addition to the previously-announced closure of the domestic Japanese equity business and rationalisation of the Asian (ex-Japan) equities operations.

Corporate Finance will reduce its cost base by focusing on key sectors, which can deliver enhanced profitability, and eliminating duplication of resources by ensuring a full alignment with the refined client coverage model.

The performance of Private Equity declined in the third quarter compared to the second quarter, due to the absence of any meaningful exit revenues and a higher level of write-downs in the private equity portfolio. Total write-downs were EUR 55 mln or 2.7% of the total portfolio. The largest part of the write-downs is TMT-related, reflecting the depressed technology markets.

The cost reductions associated with rationalising the Technology Operations and Property Services (TOPS) BU remain on track. To date we have realised EUR 112 mln of annualised savings. This number includes EUR 33 mln of annualised savings delivered in the third quarter. Of the provisioning of EUR 560 mln approved for WCS, to date EUR 268 mln has been used by WCS of which EUR 124 mln by TOPS.


THE PRIVATE CLIENTS AND ASSET MANAGEMENT SBU

--------------------------------------------------------------------------------------------------------------
(in millions of euros and %)                    2001            % change        nine months          % change
                                       -----------------------------------------------------------------------
                                           Q3          Q2           Q3 01/       2001        2000    9 months
                                                                     Q2 01                             01/ 00
                                       -----------------------------------------------------------------------
Net interest revenue                           70          86      (18.6)         230         284      (19.0)
Net commissions                               242         253       (4.3)         739         701         5.4
Results from financial transactions             7           7                      27          17        58.8
Other revenue                                  11          31      (64.5)          53          88      (39.8)
                                       ----------- -----------             ----------- -----------
Total revenue                                 330         377      (12.5)       1,049       1,090       (3.8)
Operating expenses                            279         280       (0.4)         831         705        17.9
                                       ----------- -----------             ----------- -----------
Operating result                               51          97      (47.4)         218         385      (43.4)
Provision for loan losses / FAR                 1         (1)                       3          15      (80.0)
Value adj. to financial fixed assets            3         (1)                       3
                                       ----------- -----------             ----------- -----------
Operating profit before taxes                  47          99      (52.5)         212         370      (42.7)
Taxes                                          11          34      (67.6)          67          98      (31.6)
                                       ----------- -----------             ----------- -----------
Profit after taxes                             36          65      (44.6)         145         272      (46.7)
Minority interests                              2           1       100.0           5          18      (72.2)
                                       ----------- -----------             ----------- -----------
Net profit                                     34          64      (46.9)         140         254      (44.9)
                                       =========== ===========             =========== ===========

Efficiency ratio                            84.5%       74.3%                   79.2%       64.7%




                                        30 Sep 01   30 June 01   % change

Staff (fte)                                 5,858       5,807         0.9
(in billions of euros)
Total assets                                 16.1        15.9         1.3
Risk weighted assets                          6.1         6.0         1.7
-------------------------------------------------------------------------------
NB. The 2000 numbers stated above are pro forma

Private Clients (please refer to annex 5)

Revenues for the third quarter fell by 12% to EUR 193 mln. The decline in revenues is largely due to market conditions and partly due to the lack of activity during the summer months. The key feature of this decline has been a sharp fall in net interest revenue (16%) and other income (50%). Given the strong correlation between equity markets and private banking, the development of revenues in this particular quarter is an expected outcome particularity given the characteristic of the business.

Operating expenses for the quarter increased (3%) by EUR 5 mln to EUR 165 mln. The increase in expenses was due to higher staff expenses. The higher level of staff expenses is due to the enforcement of the 35-hour work week in France and is to a certain extent a function of the decision to bolster our presence in some of the key European markets.

As a result of the above, operating result has declined (51%) by EUR 29 mln to EUR 28 mln. Funds under Administration also declined by 8% to EUR 101 bn. The decline is primarily due to weak equity markets and the inability to attract sufficient funds to offset the fall in value due to the equity markets. The relative lack of success in attracting new funds was compounded by peculiarity of the summer months, characterised by a general lack of activity in this line of business.

Asset Management (please refer to annex 5)

As with Private Clients, revenues were affected by depressed market conditions. Consequently, revenues fell (13%) by EUR 21 mln to EUR 137 mln. Compared to the second quarter, the decline in revenues is partly due to the absence of annual fees in the third quarter. The fall in revenues from on-going business was largely due to a fall (10%) in commission income.

An interesting feature of the quarter has been the gradual but consistent migration from equities to bonds and cash, which generally attract lower margins.

The overall decline of operating expenses by 5% to EUR 114 mln was not sufficient to arrest a sharp fall in the operating performance. As a result, operating result decreased by 39% to EUR 23 mln during the third quarter. Given market circumstances, we expect the remainder of the year to be challenging.

Assets under management during the quarter fell by 8% from EUR 175 bn to EUR 162 bn. The breakdown of assets under management is as follows: Institutional mandates (52%), Private Banking clients (10%) and Mutual funds (38%).



CORPORATE CENTRE

--------------------------------------------------------------------------------------------------------------
(in millions of euros)                          2001            % change        nine months          % change
                                       -----------------------------------------------------------------------
                                           Q3          Q2           Q3 01/       2001        2000    9 months
                                                                     Q2 01                             01/ 00
                                       -----------------------------------------------------------------------
Net interest revenue                          103          47       119.1         209         122        71.3
Net commissions                               (9)                                (10)
Results from financial transactions          (21)        (36)      (41.7)        (65)       (113)      (42.5)
Other revenue                                   7           4        75.0          18
                                       ----------- -----------             ----------- -----------
Total revenue                                  80          15                     152           9
Operating expenses                           (47)        (63)      (25.4)       (145)       (129)        12.4
                                       ----------- -----------             ----------- -----------
Operating result                              127          78        62.8         297         138       115.2
Provision for loan losses / FAR                11        (11)                     (8)        (11)
Value adj. to financial fixed assets           37        (16)                      24
                                       ----------- -----------             ----------- -----------
Operating profit before taxes                  79         105      (24.8)         281         149
Taxes                                          57          11                     103          61        68.9
                                       ----------- -----------             ----------- -----------
Operating profit after taxes                   22          94      (76.6)         178          88       102.3
Extraordinary results                                     962                     962
                                       ----------- -----------             ----------- -----------
Profit after taxes                             22       1,056                   1,140          88
Minority interests                             33          34       (2.9)         100          95         5.3
                                       ----------- -----------             ----------- -----------
Net profit                                   (11)       1,022                   1,040         (7)
                                       =========== ===========             =========== ===========

Net profit excluding sale EAB                (11)          60                      78         (7)


                                         30 Sep 01  30 June 01   % change

Staff (fte)                                   574         593       (3.2)
(in billions of euros)
Total assets                                 36.7        41.9      (12.4)
Risk weighted assets                          3.4         3.5       (2.9)
-------------------------------------------------------------------------------
NB. The 2000 numbers stated above are pro forma

Performance of the Corporate Centre in the third quarter has been affected by a string of items. Revenues in the third quarter were boosted by a more than doubling of net interest revenue, stemming from further improving ALCO results and interest income from the European American Bank's (EAB) sale proceeds. Net commissions in the third quarter includes the fee that was paid for advisory, related to the sale of EAB.

The "negative" outcome of the expense line again reflects the pension premiums accounted for by the three SBUs (in the Netherlands) that have not been paid to the Pension Fund due to a premium holiday in 2001.

Provisioning for loan losses relates entirely to the country risk provisioning that is taken at group level. Value adjustments to financial fixed assets reflects the negative adjustments that had to be made to the value of our investment portfolio on the back of further deteriorating market conditions. As these value adjustments to financial fixed assets provide no tax savings, this has led to a significant increase in the tax burden.


                                                                                                                    Annex 1
Consolidated profit and loss account nine months 2001
(in millions of euros)
                                                                       third quarter                   nine months
                                                                ----------------------------  ------------------------------
                                                                   2001      2000   % change      2001       2000   %
                                                                                                                    change
Net interest revenue                                              2,539     2,369       7.2      7,461      6,882       8.4

Revenue from securities and participating interests                  81       179    (54.7)        350        393    (10.9)

Payment services                                                    324       359     (9.7)      1,036      1,021       1.5
Insurance                                                            49        53     (7.5)        167        164       1.8
Securities                                                          407       538    (24.3)      1,286      1,868    (31.2)
Asset management and trust funds                                    222       184      20.7        673        520      29.4
Guarantees                                                           36        38     (5.3)        115        119     (3.4)
Leasing                                                              46        46                  134        113      18.6
Other                                                               184       204     (9.8)        497        626    (20.6)
                                                                --------  --------            ---------  ---------
Net commissions                                                   1,268     1,422    (10.8)      3,908      4,431    (11.8)

Securities                                                          175        98      78.6        698        333     109.6
Foreign exchange dealing                                            109       138    (21.0)        333        449    (25.8)
Derivatives                                                         141       128      10.2        358        412    (13.1)
Trading LDC-portfolio                                                 4        17    (76.5)         23         30    (23.3)
Other                                                              (89)         9                (166)         87
                                                                --------  --------            ---------  ---------
Results from financial transactions                                 340       390    (12.8)      1,246      1,311     (5.0)

Other revenue                                                       446       271      64.6      1,143        780      46.5
                                                                --------  --------            ---------  ---------
Total revenue                                                     4,674     4,631       0.9     14,108     13,797       2.3

Staff costs                                                       1,949     1,829       6.6      5,838      5,477       6.6
Other administrative expenses                                     1,282     1,255       2.2      3,772      3,520       7.2
Depreciation                                                        225       245     (8.2)        714        695       2.7
                                                                --------  --------            ---------  ---------
Operating expenses                                                3,456     3,329       3.8     10,324      9,692       6.5
Operating result                                                  1,218     1,302     (6.5)      3,784      4,105     (7.8)
Provisioning for loan losses / FAR                                  308       154     100.0        828        473      75.1
Value adjustments to financial fixed assets                          52      (47)                   58       (78)
                                                                --------  --------            ---------  ---------
Operating profit before taxes                                       858     1,195    (28.2)      2,898      3,710    (21.9)
Taxes                                                               329       311       5.8        872      1,029    (15.3)
                                                                --------  --------            ---------  ---------
Operating profit after taxes                                        529       884    (40.2)      2,026      2,681    (24.4)
Extraordinary revenues                                                                             962
                                                                                              ---------
Group profit after taxes                                            529       884    (40.2)      2,988      2,681      11.5
Minority interests                                                   53        88    (39.8)        196        260    (24.6)
                                                                --------  --------            ---------  ---------
Net profit                                                          476       796    (40.2)      2,792      2,421      15.3
Preference share dividend                                            12        20    (40.0)         35         60    (41.7)
                                                                --------  --------            ---------  ---------
Net profit, available to common shareholders                        464       776    (40.2)      2,757      2,361      16.8
                                                                ========  ========            =========  =========

Earnings per common share of EUR 0.56 (in euros)*                  0.30      0.52    (42.3)       1.19       1.60    (25.6)

Average exchange EUR/USD-rate                                      0.90      0.90                 0.89       0.93     (4.3)


*Excluding sale EAB, restructuring charge and based on the average number of common shares outstanding.

The figures have not been audited.


                                                                                                                      Annex 2
Consolidated balance sheet at 30 September 2001 after profit appropriation
(in millions of euros)
                                                                                               30 Sep.    31 Dec.           %
                                                                                                  2001       2000      change
Assets
Cash                                                                                            20,018      6,456       210.1
Short-dated government paper                                                                     7,280     11,199      (35.0)
Banks                                                                                           54,568     48,581        12.3

Loans to public sector                                                                          14,857     14,974       (0.8)
Loans to private sector                                                                        247,789    245,450         1.0
Professional securities transactions                                                            89,389     58,842        51.9
                                                                                             ---------- ----------
Loans                                                                                          352,035    319,266        10.3
Interest-earning securities                                                                    117,660    108,053         8.9
Shares                                                                                          12,735     17,787      (28.4)
Participating interests                                                                          2,191      2,026         8.1
Property and equipment                                                                           6,830      6,813         0.2
Other assets                                                                                    12,543     11,071        13.3
Prepayments and accrued income                                                                  11,886     11,917       (0.3)
                                                                                             ---------- ----------
                                                                                               597,746    543,169        10.0
                                                                                             ========== ==========
Liabilities
Banks                                                                                          148,981    101,510        46.8

Saving accounts                                                                                 81,682     80,980         0.9
Deposits and other customer accounts                                                           156,567    155,549         0.7
Professional securities transactions                                                            47,263     43,020         9.9
                                                                                             ---------- ----------
Total client accounts                                                                          285,512    279,549         2.1
Debt securities                                                                                 59,664     60,283       (1.0)
Other liabilities                                                                               45,430     41,080        10.6
Accruals and deferred income                                                                    11,945     14,791      (19.2)
Provisions                                                                                      13,505     13,422         0.6
                                                                                             ---------- ----------
                                                                                               565,037    510,635        10.7
Fund for general banking risks                                                                   1,356      1,319         2.8
Subordinated liabilities                                                                        15,526     13,405        15.8

Shareholders' equity                                                                            11,065     12,523      (11.6)
Minority interests                                                                               4,762      5,287       (9.9)
                                                                                             ---------- ----------
Group equity                                                                                    15,827     17,810      (11.1)

                                                                                             ---------- ----------
Group capital                                                                                   32,709     32,534         0.5
                                                                                             ---------- ----------
                                                                                               597,746    543,169        10.0
                                                                                             ========== ==========

Contingent liabilities                                                                          48,314     49,044       (1.5)
Committed facilities                                                                           140,646    138,457         1.6

Exchange EUR/USD-rate                                                                             0.91       0.93       (2.2)

The figures have not been audited.




                                                                                                                         Annex 3
Analysis of private sector loans by SBU
(in billions of euros)
                                                                              30 Sep.   30 Jun.    31 Dec.    % change   % change
                                                                               2001       2001       2000      Sep./Jun. Sep./Dec.

Wholesale Clients                                                               58.6       62.7       58.3      (6.5)        0.5
Consumer & Commercial Clients                                                  171.4      175.2      169.8      (2.2)        0.9
Private Clients & Asset Management                                               5.9        5.9        5.9
Corporate Centre                                                                 2.8        2.9        2.9      (3.4)      (3.4)
ABN AMRO Lease Holding                                                           9.1        9.2        8.5      (1.1)        7.1
                                                                            --------- ---------- ----------
Group                                                                          247.8      255.9      245.4      (3.2)        1.0
                                                                            ========= ========== ==========




Staff
(fte's)
                                                                              30 Sep.   30 Jun.    31 Dec.    change     change
                                                                               2001       2001       2000    Sep./Jun. Sep./Dec.
Wholesale Clients                                                             23,617     23,350     23,003        267        614
Consumer & Commercial Clients                                                 74,621     76,317     75,867    (1,696)    (1,246)
Private Clients & Asset Management                                             5,858      5,807      5,275         51        583
Corporate Centre                                                                 574        593        579       (19)        (5)
ABN AMRO Lease Holding                                                         7,320      7,324      7,070        (4)        250
                                                                            --------- ---------- ---------- ---------- ----------
Group                                                                        111,990    113,391    111,794    (1,401)        196
                                                                            ========= ========== ========== ========== ==========

Share data
                                                                              30 Sep.   30 Jun.    31 Dec.    % change   % change
                                                                               2001       2001       2000      Sep./Jun. Sep./Dec.

Number of ordinary shares outstanding (in millions)                          1,534.6    1,518.8    1,500.4        1.0        2.3
Net asset value per ordinary share (in euros)                                   6.66       7.05       7.78      (5.5)     (14.4)
Number of preference shares (in millions)                                      362.5      362.5      362.5
Number of convertible preference shares (in millions)                            0.7        0.8        0.8

Changes in shareholders' equity nine months 2001
(in millions of euros)
                                                                              9 months  9 months
                                                                                 2001       2000
                                                                            ---------------------

Shareholders' equity as at the beginning of the period                        12,544     12,016
Retained earnings and stock dividends                                          1,409      1,946
Exercised options and conversion                                                   7         50
Goodwill                                                                     (3,170)    (1,354)
Sale EAB                                                                       1,033
Revaluations and other movements                                                           (19)
Dematerialisation of preference shares                                          (10)
Currency translation differences                                               (604)        474
                                                                            --------- ----------
                                                                              11,209     13,113
Treasury stock                                                                   144        200
                                                                            --------- ----------
Shareholders' equity as at the end of the period                              11,065     12,913
                                                                            ========= ==========



                                                                                                                         Annex 4a
Profit & Loss accounts BUs of Consumer & Commercial Clients
(in millions of euros)
                                                                                   2001
                                         -----------------------------------------------------------------------------------------
                                              Netherlands           North America            Brazil                 Rest
                                         -----------------------------------------------------------------------------------------
                                             3rd Q       2nd Q      3rd Q      2nd Q      3rd Q      2nd Q      3rd Q       2nd Q
Net interest revenue                           554         525        625        751        386        389        112         145
Net commissions                                175         169        216        236         46         52         26          35
Results from financial transactions              6           9         50         19        (3)       (10)          9           9
Other revenue                                   27          32        180        215         30         37         95          69
                                         ---------- ----------- ---------- ---------- ---------- ---------- ---------- -----------
Total revenue                                  762         735      1,071      1,221        459        468        242         258
Operating expenses                             640         679        590        642        299        308        210         235
                                         ---------- ----------- ---------- ---------- ---------- ---------- ---------- -----------
Operating result                               122          56        481        579        160        160         32          23
Provisioning for loan losses                    34         (2)        115        165         40         42         11          15
Value adj. to financial fixed assets             3                                                                  1
                                         ---------- ----------- ---------- ---------- ---------- ---------- ---------- -----------
Operating profit before taxes                   85          58        366        414        120        118         20           8
Taxes                                           27          18        116        135        (7)         12        (1)           2
                                         ---------- ----------- ---------- ---------- ---------- ---------- ---------- -----------
Profit after taxes                              58          40        250        279        127        106         21           6
Minority interests                               1                     17         25          4          3        (5)           3
                                         ---------- ----------- ---------- ---------- ---------- ---------- ---------- -----------
Net profit                                      57          40        233        254        123        103         26           3
                                         ========== =========== ========== ========== ========== ========== ========== ===========

                                           30 Sep.     30 June    30 Sep.    30 June    30 Sep.    30 June    30 Sep.     30 June

Staff (fte)                                 27,786      28,210     18,268     18,842     20,397     20,175      8,170       9,090
(in billions of euros)
Risk weighted assets                          61.2        60.4       69.3       75.0        6.8        7.6       21.5        23.4



                                                                              third quarter
                                         -----------------------------------------------------------------------------------------
                                                                                                            ----------------------
                                              Netherlands           North America            Brazil                 Rest
                                         ------------------------------------------------------------------ ----------------------
                                              2001        2000       2001       2000       2001       2000       2001        2000
Net interest revenue                           554         606        625        595        386        405        112         166
Net commissions                                175         203        216        155         46         96         26          74
Results from financial transactions              6          24         50         25        (3)         16          9          53
Other revenue                                   27          20        180        110         30         31         95          41
                                         ---------- ----------- ---------- ---------- ---------- ---------- ---------- -----------
Total revenue                                  762         853      1,071        885        459        548        242         334
Operating expenses                             640         693        590        539        299        386        210         225
                                         ---------- ----------- ---------- ---------- ---------- ---------- ---------- -----------
Operating result                               122         160        481        346        160        162         32         109
Provisioning for loan losses                    34           9        115         24         40         21         11          21
Value adj. to financial fixed assets             3                                                                  1
                                         ---------- ----------- ---------- ---------- ---------- ---------- ---------- -----------
Operating profit before taxes                   85         151        366        322        120        141         20          88
Taxes                                           27          49        116         88        (7)         25        (1)
                                         ---------- ----------- ---------- ---------- ---------- ---------- ---------- -----------
Profit after taxes                              58         102        250        234        127        116         21          88
Minority interests                               1                     17         30          4         12        (5)           2
                                         ---------- ----------- ---------- ---------- ---------- ---------- ---------- -----------
Net profit                                      57         102        233        204        123        104         26          86
                                         ========== =========== ========== ========== ========== ========== ========== ===========




                                                                                                                       Annex 4b
Profit & Loss accounts BUs of Consumer & Commercial Clients
(in millions of euros)

                                                                              nine months
                                        ----------------------------------------------------------------------------------------
                                                                                                           ---------------------
                                             Netherlands          North America             Brazil                 Rest
                                        ------------------------------------------------------------------ ---------------------
                                             2001       2000        2001       2000       2001       2000       2001       2000
Net interest revenue                        1,570      1,751       1,977      1,720      1,156      1,172        413        486
Net commissions                               534        571         619        437        170        271         82        194
Results from financial transactions            27         51          87         54                    33         31         89
Other revenue                                  82         60         525        326        101         91        287        122
                                        ---------- ---------- ----------- ---------- ---------- ---------- ---------- ----------
Total revenue                               2,213      2,433       3,208      2,537      1,427      1,567        813        891
Operating expenses                          1,940      1,915       1,746      1,488        932      1,067        583        616
                                        ---------- ---------- ----------- ---------- ---------- ---------- ---------- ----------
Operating result                              273        518       1,462      1,049        495        500        230        275
Provisioning for loan losses                   86         30         327         78        144         69         39         68
Value adj. to financial fixed assets            3                                                                  1
                                        ---------- ---------- ----------- ---------- ---------- ---------- ---------- ----------
Operating profit before taxes                 184        488       1,135        971        351        431        190        207
Taxes                                          57        146         359        313          5         89         20         53
                                        ---------- ---------- ----------- ---------- ---------- ---------- ---------- ----------
Profit after taxes                            127        342         776        658        346        342        170        154
Minority interests                              1                     66         91         12         36          1          6
                                        ---------- ---------- ----------- ----------            ---------- ---------- ----------
Net profit                                    126        342         710        567        334        306        169        148
                                        ========== ========== =========== ========== ========== ========== ========== ==========




                                                                                                                       Annex 5
Profit & Loss accounts BU's of Private Clients & Asset Management
(in millions of euros)
                                                             2001                                  third quarter
                                           ----------------------------------------- ------------------------------------------
                                           ---------------------                     ------------------------------------------
                                             Private Clients     Asset Management      Private Clients      Asset Management
                                           ----------------------------------------- ------------------------------------------
                                              3rd Q      2nd Q      3rd Q     2nd Q       2001      2000       2001       2000
Net interest revenue                             67         80          3         6         67        70          3         35
Net commissions                                 111        107        131       146        111       143        131         74
Results from financial transactions              11          8        (4)       (1)         11         2        (4)          1
Other revenue                                     4         24          7         7          4        16          7          9
                                           --------- ---------- ---------- --------- ---------- --------- ---------- ----------
Total revenue                                   193        219        137       158        193       231        137        119
Operating expenses                              165        160        114       120        165       189        114         87
                                           --------- ---------- ---------- --------- ---------- --------- ---------- ----------
Operating result                                 28         59         23        38         28        42         23         32
Provisioning for loan losses                    (2)        (1)          3                  (2)         5          3
Value adj. to financial fixed assets              2                     1       (1)          2                    1
                                           --------- ---------- ---------- --------- ---------- --------- ---------- ----------
Operating profit before taxes                    28         60         19        39         28        37         19         32
Taxes                                             3         20          8        14          3         5          8          4
                                           --------- ---------- ---------- --------- ---------- --------- ---------- ----------
Profit after taxes                               25         40         11        25         25        32         11         28
Minority interests                                2          1                               2         5
                                           --------- ---------- ---------- --------- ---------- --------- ---------- ----------
Net profit                                       23         39         11        25         23        27         11         28
                                           ========= ========== ========== ========= ========== ========= ========== ==========

                                            30 Sep.    30 June    30 Sep.   30 June

Staff (fte)                                   3,567      3,551      2,291     2,256
(in billions of euros)
Risk weighted assets                            5,7        5,7        0,4       0,3



                                                          nine months
                                           ------------------------------------------
                                           -----------------------------------------
                                             Private Clients     Asset Management
                                           -----------------------------------------
                                               2001       2000       2001      2000
Net interest revenue                            214        213         16        71
Net commissions                                 340        460        399       241
Results from financial transactions              30         16        (3)         1
Other revenue                                    40         65         13        23
                                           --------- ---------- ---------- ---------
Total revenue                                   624        754        425       336
Operating expenses                              486        466        345       239
                                           --------- ---------- ---------- ---------
Operating result                                138        288         80        97
Provisioning for loan losses                      2         15          1
Value adj. to financial fixed assets              1                     2
                                           --------- ---------- ---------- ---------
Operating profit before taxes                   135        273         77        97
Taxes                                            40         78         27        20
                                           --------- ---------- ---------- ---------
Profit after taxes                               95        195         50        77
Minority interests                                5         18
                                           --------- ---------- ---------- ---------
Net profit                                       90        177         50        77
                                           ========= ========== ========== =========




                                                                                                                        Annex 6
Cash flow statement nine months 2001
(in millions of euros)
                                                          9 months   9 months
                                                            2001       2000
                                                        ----------  ------------
Liquid funds as at the beginning of the period             16,105     12,471
Net cash flow from operations / banking activities          2,846      1,066
Net cash flow from investment activities                 (13,551)    (3,274)
Net cash flow from financing activities                     5,656    (2,306)
Currency translation differences                              215      (325)
                                                        ---------- ----------
Liquid funds as at the end of the period                   11,271      7,632
                                                        ========== ==========




Consolidated profit and loss account quarterly results 2001 / 2000
(in millions of euros)
                                                                     2001                                2000
                                                        ------------------------------- ----------------------------------------
                                                            3rd Q      2nd Q     1st Q     4th Q     3rd Q     2nd Q      1st Q
Net interest revenue                                        2,539      2,660     2,262     2,522     2,369     2,257      2,256
Revenue from securities and participating interests            81        148       121        58       179       132         82
Net commissions                                             1,268      1,349     1,291     1,449     1,422     1,465      1,544
Results from financial transactions                           340        364       542       258       390       365        556
Other revenue                                                 446        380       317       385       271       291        218
                                                        ---------- ---------- --------- ---------  --------  --------  ---------
Total revenue                                               4,674      4,901     4,533     4,672     4,631     4,510      4,656
Staff costs                                                 1,949      2,015     1,874     1,983     1,829     1,759      1,889
Other administrative expenses                               1,282      1,352     1,138     1,281     1,255     1,172      1,093
Depreciation                                                  225        248       241       246       245       228        222
                                                        ---------- ---------- --------- ---------  --------  --------
                                                        ---------- ---------- --------- ---------  --------  --------  ---------
Operating expenses                                          3,456      3,615     3,253     3,510     3,329     3,159      3,204
                                                        ---------- ---------- --------- ---------  --------  --------  ---------
Operating result                                            1,218      1,286     1,280     1,162     1,302     1,351      1,452
Provisioning for loan losses / FAR                            308        253       267       112       154       142        177
Value adjustments to financial fixed assets                    52        (6)        12        35      (47)      (26)        (5)
Operating profit before taxes                                 858      1,039     1,001     1,015     1,195     1,235      1,280
Net profit                                                    476      1,633       683        77       796       851        774
Net profit, available to ordinary shareholders                464      1,621       672        58       776       831        754

Earnings per common share of EUR 0.56 (in euros)*            0.30       0.44      0.45      0.44      0.52      0.57       0.51
Dividends (in euros)                                                    0.45                0.50                0.40
Return on equity                                            17.8%      25.0%     23.3%     22.1%     26.3%     29.5%      26.6%
Efficiency ratio                                            73.9%      73.8%     71.8%     75.1%     71.9%     70.1%      68.8%

BIS capital ratio                                           10.10%     10.19%    10.19%     10.39%     9.90%    10.22%    10.02%
BIS tier 1 ratio                                             6.47%      6.55%     6.82%      7.20%     6.78%     6.75%     6.62%
BIS capital base                                            27,696     29,156    28,362     27,421    29,069    27,793    27,195
Risk weighted assets                                       274,183    286,110   278,414    263,853   293,630   271,850   271,488

*Excluding sale EAB, restructuring charge and based on the average number of common shares outstanding.




                                                                                                                      Annex 7a
Breakdown Profit & Loss account third quarter 2001
(in millions of euros)
                                                                   C&CC        WCS      PC&AM         CC     Lease       Group
                                                                                                            Holding
Net interest revenue                                              1,677        629         70        103        60       2,539
Net commissions                                                     463        526        242        (9)        46       1,268
Results from financial transactions                                  62        292          7       (21)                   340
Other revenue                                                       332         93         11          7        84         527
                                                               ---------  ---------  ---------  ---------  --------  ----------
Total revenue                                                     2,534      1,540        330         80       190       4,674
Operating expenses                                                1,739      1,357        279       (47)       128       3,456
                                                               ---------  ---------  ---------  ---------  --------  ----------
Operating result                                                    795        183         51        127        62       1,218
Provisioning for loan losses                                        200         90          1         11         6         308
Value adjustments to financial fixed assets                           4          8          3         37                    52
                                                               ---------  ---------  ---------  ---------  --------  ----------
Operating profit before taxes                                       591         85         47         79        56         858
Taxes                                                               135        113         11         57        13         329
                                                               ---------  ---------  ---------  ---------  --------  ----------
Group profit after taxes                                            456       (28)         36         22        43         529
Minority interests                                                   17          1          2         33                    53
                                                               ---------  ---------  ---------  ---------  --------  ----------
Net profit                                                          439       (29)         34       (11)        43         476
                                                               =========  =========  =========  =========  ========  ==========

Staff (fte)                                                      74,621     23,617      5,858        574     7,320     111,990
(in billions of euros)
Total assets                                                      229.8      312.1       16.1       36.7      10.1       597.7
Risk weighted assets                                              158.9       96.1        6.1        3.4       9.7       274.2



Breakdown Profit & Loss account nine months 2001
(in millions of euros)
                                                                   C&CC        WCS      PC&AM         CC     Lease       Group
                                                                                                            Holding
Net interest revenue                                              5,116      1,728        230        209       178       7,461
Net commissions                                                   1,405      1,642        739       (10)       132       3,908
Results from financial transactions                                 145      1,139         27       (65)                 1,246
Other revenue                                                       995        179         53         18       248       1,493
                                                               ---------  ---------  ---------  ---------  --------  ----------
Total revenue                                                     7,661      4,688      1,049        152       558      14,108
Operating expenses                                                5,201      4,063        831      (145)       374      10,324
                                                               ---------  ---------  ---------  ---------  --------  ----------
Operating result                                                  2,460        625        218        297       184       3,784
Provisioning for loan losses                                        596        222          3        (8)        15         828
Value adjustments to financial fixed assets                           4         27          3         24                    58
                                                               ---------  ---------  ---------  ---------  --------  ----------
Operating profit before taxes                                     1,860        376        212        281       169       2,898
Taxes                                                               441        212         67        103        49         872
                                                               ---------  ---------  ---------  ---------  --------  ----------
Operating profit after taxes                                      1,419        164        145        178       120       2,026
Extraordinary results                                                                                962                   962
                                                               ---------  ---------  ---------  ---------  --------  ----------
Group profit after taxes                                          1,419        164        145      1,140       120       2,988
Minority interests                                                   80         11          5        100                   196
                                                               ---------  ---------  ---------  ---------  --------  ----------
Net profit                                                        1,339        153        140      1,040       120       2,792
                                                               =========  =========  =========  =========  ========  ==========




                                                                                                                      Annex 7b
Breakdown Profit & Loss account third quarter 2000
(in millions of euros)
                                                                   C&CC        WCS      PC&AM         CC      Lease      Group
                                                                                                             Holding
Net interest revenue                                              1,772        390        105         43        59       2,369
Net commissions                                                     528        632        217                   45       1,422
Results from financial transactions                                 118        324          3        -55                   390
Other revenue                                                       202        162         25                   61         450
                                                               ---------  ---------  ---------  ---------  --------  ----------
Total revenue                                                     2,620      1,508        350        -12       165       4,631
Operating expenses                                                1,843      1,137        276        -43       116       3,329
                                                               ---------  ---------  ---------  ---------  --------  ----------
Operating result                                                    777        371         74         31        49       1,302
Provisioning for loan losses                                         75         60          5                   14         154
Value adjustments to financial fixed assets                                   (47)                                        (47)
                                                               ---------  ---------  ---------  ---------  --------  ----------
Operating profit before taxes                                       702        358         69         31        35       1,195
Taxes                                                               162        123          9          5        12         311
                                                               ---------  ---------  ---------  ---------  --------  ----------
Group profit after taxes                                            540        235         60         26        23         884
Minority interests                                                   44          6          5         33                    88
                                                               ---------  ---------  ---------  ---------  --------  ----------
Net profit                                                          496        229         55        (7)        23         796
                                                               =========  =========  =========  =========  ========  ==========



------------------------------

For the applied accounting policies, we refer to our 2000 annual report. With effect from January 1, 2001, internally developed software is capitalised and during the lifetime amortised to the profit & loss account. Year-to-date, the impact on net profit is EUR 92 mln.